UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SandRidge Permian Trust

(Name of Issuer)

Common Units representing Beneficial Interests

(Title of Class of Securities)

80007A 102

(CUSIP Number)

Philip T. Warman

Senior Vice President and General Counsel

SandRidge Energy, Inc.

and

SandRidge Exploration and Production, LLC

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102-6406

(405) 429-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

CUSIP NO.: 80007A 102

SCHEDULE 13D

1	NAME OF REPORTING PERSONS SandRidge Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,825,000 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,825,000 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,825,000 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO.: 80007A 102

SCHEDULE 13D

1	NAME OF REPORTING PERSONS SandRidge Exploration and Production, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,825,000 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,825,000 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,825,000 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

This Amendment No. 2 relates to the Schedule 13D that was filed on August 19, 2011, as amended by the Schedule 13D/A that was filed on March 20, 2012 (the “Schedule 13D”) by SandRidge Energy, Inc. (“SandRidge”) and SandRidge Exploration and Production, LLC, a wholly owned subsidiary of SandRidge (“SandRidge E&P”), relating to common units representing beneficial interests (the “Common Units”) of SandRidge Permian Trust, a Delaware statutory trust (the “Issuer”). Except as modified below, all previous statements in the Schedule 13D are unchanged.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended as follows:

The names and present principal occupation or employment of the directors and executive officers of SandRidge and SandRidge E&P are as listed below. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions with each of SandRidge and SandRidge E&P.

Name	Position with SandRidge and/or SandRidge E&P
James D. Bennett	President, Chief Executive Officer and Director; Sole Director, SandRidge E&P
David C. Lawler	Executive Vice President and Chief Operating Officer
Eddie M. LeBlanc III	Executive Vice President and Chief Financial Officer
Philip T. Warman	Senior Vice President, General Counsel and Corporate Secretary
Wayne C. Chang	Senior Vice President — Midstream
Randall D. Cooley	Senior Vice President — Accounting
Mary L. Whitson	Senior Vice President — Corporate and Human Resources
Stephen C. Beasley	Director, SandRidge
Jim J. Brewer	Director, SandRidge
Everett R. Dobson	Director, SandRidge
William A. Gilliland	Director, SandRidge
Edward W. Moneypenny	Director, SandRidge
Roy T. Oliver, Jr.	Director, SandRidge
Jeffrey S. Serota	Chairman, SandRidge
Alan J. Weber	Director, SandRidge
Dan A. Westbrook	Director, SandRidge

(d) — (f) None of SandRidge, SandRidge E&P or any person listed in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the directors and officers listed in this Item 2 are citizens of the United States of America.

Item 5. Interest in Units of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of September 10, 2013, each of SandRidge and SandRidge E&P beneficially owns 1,825,000 Common Units, all of which Common Units are held directly by SandRidge E&P.

The 1,825,000 Common Units beneficially owned by SandRidge and SandRidge E&P represent approximately 4.6% of the outstanding Common Units. The percentage set forth in this Item 5 was calculated based upon the number of Common Units outstanding as of August 9, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013.

(b) SandRidge E&P, as the record holder of the Common Units reported herein, and SandRidge, as the sole member of SandRidge E&P, share both voting power and dispositive power with respect to all 1,825,000 Common Units reported herein.

(c) On September 10, 2013, SandRidge E&P sold 1,050,000 Common Units to Morgan Stanley & Co. LLC at a price of $13.75 per Common Unit.

(e) As the result of the transaction described in Item 5(a) above, neither SandRidge nor SandRidge E&P is the beneficial owner of more than five percent of the Common Units.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
Name: Philip T. Warman
Title: Senior Vice President and General Counsel

SandRidge Exploration and Production, LLC

By:	/s/ Philip T. Warman
Name: Philip T. Warman
Title: Senior Vice President and General Counsel

Dated: September 10, 2013